U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 FORM 10-SB/A-2



                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12(g) of the Securities Exchange Act of 1934


                        21ST CENTURY WIRELESS GROUP, INC.
                  (Name of Small Business Issuer in its charter)


           Nevada                                               41-1824951
(State or Other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                   406 Gateway Boulevard, Burnsville, MN 55337
               (Address of principal executive offices) (Zip Code)

                  (Issuer's Telephone Number: (612) 890-8800 )

Securities to be registered under Section 12(b) of the Act:

                                                Name of each exchange on
         Title of each class                    which each class is to
         to be so registered                    be registered

             None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 par value per share
                                (Title of Class)

                                (Title of Class)

         [NOTE: PURSUANT TO INSTRUCTION E OF THE GENERAL INSTRUCTION TO FORM 10-SB, THE ISSUER HAS ELECTED TO PROVIDE INFORMATION IN PART I IN ACCORDANCE WITH ALTERNATIVE 2. ITEMS IN PART I ARE NUMBERED AS IN FORM 10-SB BUT HAVE TITLES AS IN FORM
1-A, Model B]

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

DEVELOPMENT OF BUSINESS

         21ST CENTURY WIRELESS GROUP, INC. (the "Company") was incorporated in Nevada as a shell corporation in 1994. The Company was incorporated at the direction of members of the Management Committee of Twin Cities 3rd Mobile Associates, a California general partnership ("TC3M"), to be used as a vehicle for converting TC3M from a partnership to a corporation. The Company had no assets or operations of any type until completion of TC3M's bankruptcy proceeding (described below). Except as otherwise indicated or required by the context, the term "Company" refers to 21st Century Wireless Group, Inc. and its predecessor, TC3M.


         TC3M was formed in 1993 by a group of promoters (the "Promoters") who sold general partnership interests in TC3M to approximately 1,080 investors (the "Investors") located in approximately 47 states, raising a total of $13,200,000. The primary Promoter was Digital Communications, Inc. ("DCI"), a Nevada corporation. DCI acted through a number of its officers, directors and salespersons and through a number of other companies with which it contracted to promote the sale of interests in TC3M. In connection with the formation of TC3M, the Promoters transferred to TC3M cash of $2,500,000 and a 75% interest in certain operating assets (described below). The Promoters retained the remaining cash of $10,700,000 paid by the Investors and also retained for themselves a 25% interest in all of the operating assets transferred to TC3M. The fair market value of the 75% interest in the operating assets transferred to TC3M was approximately $3,645,000


         At the initial partnership meeting in November 1993, the Investors elected a management committee (the "Management Committee") to manage the business of TC3M. The Management Committee was specifically charged with developing a business plan for TC3M and determining a basis for converting TC3M into a limited liability entity.


         The Management Committee determined that the original business plan for TC3M described by the Promoters in the offering materials sent to Investors was not workable. In particular, the Management Committee determined that the equipment and technology touted by the Promoters as the means to convert the TC3M system into a "digital" system with greatly enhanced capacity and signal quality was not yet proven. Further, the Management Committee determined that the cost of converting to digital technology once it became available would be several times more expensive than represented by the Promoters. TC3M did not have the necessary financial resources to pursue the conversion and had, and still has, no realistic means of obtaining financing. Accordingly, the Management Committee developed a revised business plan (described below) to guide the future activities of TC3M.


         The Management Committee also determined that TC3M should join in and support a class action lawsuit (the "Class Action Lawsuit") against the Promoters. The Class Action Lawsuit is described in Part II, Item 2.

         Converting TC3M from a general partnership, which imposed full liability on each Investor as a general partner, to a limited liability entity, which would limit the personal exposure of each Investor, proved to be a difficult task. After other approaches to attaining limited liability status proved unworkable, several Investors filed an involuntary bankruptcy petition against TC3M in the United States Bankruptcy Court for the Southern District of Texas sitting in Houston, Texas (Case Number 95-41371-H3-11). On May 16, 1995, the Bankruptcy Court entered its order for relief permitting the involuntary bankruptcy case against TC3M to proceed.


         By order dated November 22, 1995 and entered on November 24, 1995, TC3M's Plan of Reorganization was approved by the Bankruptcy Court. The approval order is now final. The Plan of Reorganization provides generally for a continuation of TC3M's business by the Company. Pursuant to the Plan of Reorganization, all assets of TC3M have been transferred to the Company in exchange for shares of the Company's Common Stock, $0.001 par value per share, plus warrants to purchase additional shares of Common Stock. TC3M has been liquidated and, in connection with the liquidation, each Investor received shares of Common Stock and warrants in proportion to the Investor's investment in TC3M. Common Stock and warrants were issued under the Plan in connection with the SMC acquisition (see discussion below in this Item under "Acquisition of SMC and Peacock") and to certain members of the management of TC3M and the Company (described below in Part I, Item 4). The shares of Common Stock and warrants issued to Investors, to the management of TC3M and the Company and in connection with the SMC acquisition are described below in this Item.

         None of the Promoters and no persons affiliated with the Promoters is an officer of the Company or on the Board of Directors of the Company. While the Company is not aware that any of the Company's common stock is owned by any of the Promoters or by any person affiliated with the Promoters, it is possible in light of the large number of shareholders that shares of the Company's common stock are owned by affiliates of the Promoters. The Company is aware that persons who may have acted as salespersons for the Promoters own a small percentage of the Company's common stock either for their own account or for the account of others. As described in Part II, Item 2, upon approval of a proposed settlement of a lawsuit against the Promoters, warrants to purchase 40,000 shares of the Company's common stock will be issued to certain of the Promoters.


BUSINESS OF ISSUER

         The Company's principal business is providing telecommunication services in the Minneapolis-St. Paul, Minnesota, metropolitan area. The Company operates under specialized mobile radio ("SMR") licenses issued by the Federal Communications Commission ("FCC"). The Company services approximately 4,000 subscribers on 58 SMR channels providing coverage in the Twin Cities area (Minneapolis and St. Paul).


         SMR provides communications services to vehicle-mounted and handheld portable telephones and two-way radio units. Most SMR operators, including the Company, transmit at high power from a tall antenna or a tall building. The maximum signal range that an SMR operator can have is set by the FCC so that the signal of one SMR operator does not interfere with the signal of an operator using similar frequencies in an adjacent territory. The Company has a maximum signal range radius of approximately 35 miles from each of its tower sites. In light of the FCC restrictions on signal range, the Company cannot appreciably increase its signal range without acquiring additional channels in adjacent territories.


         Although SMR operators can offer SMR service to virtually any customer, the Company's subscribers are primarily business entities. A typical user of the Company's services would be a company operating a fleet of vehicles which uses the Company's services to communicate with the vehicles. The Company concentrates on dispatch services at this time. The Company derives its revenues primarily from access and airtime charges for SMR system usage. The Company also provides ancillary services such as the sales and service of SMR communication devices and the lease and sublease of excess antenna space.

         SMR was created in 1970 when the FCC reallocated 115 MHz of radio spectrum in the 800/900 MHz bands from use by the federal government and UHF television to land mobile service use. 50 MHz were allocated for cellular mobile telephone service and 46MHz were allocated for private mobile radio services, including SMR. The remaining 19MHz were divided among six different mobile radio services. Today the wireless telephone industry is principally made up of cellular and SMR systems. SMR systems became operational in 1974 and have been used primarily to meet the mobile communications needs of small and medium sized businesses.


         SMR is an alternative to cellular mobile telephone service, especially for high-volume subscribers. It provides subscribers with both telephone interconnect (mobile to public switched telephone network) and dispatch (base to fleet) mobile communications. With its current equipment, the Company's SMR system cannot effectively compete with the clarity and flexibility of cellular systems, especially in urban areas where cellular systems have adequate transmitters. The Company's SMR system has significant advantages over cellular systems in two respects, however. First, in rural areas, the Company's high-powered antennas permit it to provide service in areas not easily served with low-powered cellular systems. Second, users who have a high volume of relatively short transmissions find that SMR charges are much less than cellular charges for comparable services.


         SMR operators, including the Company, offer a broad range of mobile communications services, including telephone interconnect, dispatch, data transmission, and telemetry services.


         The SMR system operated by the Company consists of the FCC channels, several base station transmitters, several antennas and other radio equipment. The Company's SMR system operates as follows: A subscriber sends a voice or data message using the subscriber's 2-way mobile radio. The Company receives the message through one of its antennas. The Company then completes the transmission of the message either by routing it through the public telephone lines to the intended recipient or by re-transmitting it through the Company's antennas to the recipient's radio. All of the Company's equipment is analog equipment rather than digital equipment.



         Twenty out of the Company's 21 SMR systems are trunked radio systems, which maximize the number of users that can be supported. A trunked system automatically searches for an open channel among all of the trunked channels for each transmission. This search capability allows more users to be served per radio channel because the probability that all channels in a large system will be in use at one time is lower than the probability that a single given channel will be in use. The number of channels that can be trunked together is limited both by the capacity of individual pieces of transmitting equipment and by FCC regulations. The Company currently trunks up to 20 channels together in urban areas and a lesser number in rural areas. The capacity of a trunked 20-channel system is approximately 400 radio units (depending upon the volume of usage of each unit) for telephone interconnect and approximately 1600 units for dispatch services (again depending upon the volume of usage of each unit). The efficiency of trunked systems generally increases as additional channels are added to the system.


         The SMR industry in major metropolitan areas is currently characterized by a shortage of channels and a resulting emphasis on dispatch service. Traditional dispatch subscribers, such as taxicab and construction companies, generally communicate in shorter transmissions than the telephone interconnect firms. Accordingly, the economics of these SMR systems have dictated that more dispatch units than telephone interconnect units be accommodated on them.

         SMR operators in rural areas and small and medium-sized cities typically have adequate channels available to them. This greater channel availability enables SMR operators in these markets to provide telephone interconnect services comparable to cellular mobile phone service to more users. As a result, SMR operators in these areas have attracted a broad cross section of subscribers. Many SMR subscribers in rural areas have limited cellular service available to them or perceive a better value in SMR services.

STRATEGY


         The Company's strategy is to concentrate on providing SMR services in rural areas and small and medium-sized cities in the heartland of the United States. This is the area from the Canadian border to the Gulf of Mexico, generally following the Mississippi River. The Company's goal is to develop a seamless area of coverage ("footprint") from Minnesota to Louisiana. The Company plans to focus on these markets because, based on the experience of its officers and of the members of it Board of Directors in the SMR industry, it believes that in these markets (a) competition from other SMR operators and cellular mobile telephone operators is less intense, (b) usage rates per capita are higher and (c) SMR systems can be acquired at prices that are lower per channel and per subscriber than in major metropolitan areas.


         The Company's business strategy includes the following elements:

         * Expansion of Footprint. The Company seeks to expand within its existing markets and into contiguous or nearby markets both through acquisition and startup operations. A continued expansion of its footprint will enable the Company to offer users a substantially greater coverage area than its competitors. The Company's wide-area coverage will also allow it to meet the mobile telephone needs of large wireless communications users, to provide service in areas not currently covered by cellular operators and to capture a greater share of the roaming charges from subscribers of other SMR systems. (Roaming charges are paid when a subscriber travels from one SMR system to another.)

         * Internal Growth. Once the Company acquires SMR systems, it believes it can add subscribers at a relatively low incremental cost. In addition, the Company seeks to improve average revenues per subscriber and resulting profitability by focusing its marketing efforts on telephone interconnect services and increasing the use of airtime charges.

         * Operating Efficiencies. The Company believes that the SMR business involves significant economies of scale that enable larger SMR providers to generate higher levels of profitability. By consolidating fragmented SMR operations, the Company hopes to achieve efficiencies in administrative services, bulk equipment purchases and resource utilization. Any resulting economies of scale would enhance overall profitability and enable the Company to compete aggressively on price with other wireless communications providers.

ACQUISITION OF SMC AND PEACOCK


         The Company has purchased substantially all of the assets of an SMR operation similar to that operated by the Company from Alan Hansel and Southern Minnesota Communications ("SMC"). Mr. Hansel individually owned a portion of the SMC operations and indirectly owned the remainder of the operations through his wholly-owned corporation, Southern Minnesota Communications, Inc. SMC's operations are located primarily in southern Minnesota and in adjacent portions of Wisconsin and Iowa. The SMC operational area is directly to the south of the Company's main operational territory in Minneapolis-St. Paul. A copy of the SMC purchase agreement is included with this Registration Statement as Exhibit 8.2, which is hereby incorporated by reference. Prior to the negotiation of the SMC purchase agreement, neither TC3M nor the Company had any affiliation with SMC.

         The SMC operation currently has approximately 2,000 customers. SMC has 63 SMR channels and transmits from 27 towers using analog equipment. The purchase price for the SMC operation is $500,000 in cash and approximately 10% of the common stock of the Company. The Company paid the current portion of the cash purchase price from its cash resources and will issue the stock portion of the purchase price under the terms of the Plan of Reorganization.

         The Company has purchased 100% of the stock of Peacock's Radio and Wild's Computer Service, Inc. ("Peacock"). Peacock operates an SMR operation similar to that operated by the Company in the Memphis, Tennessee area. The majority of the Peacock stock was owned by John Peacock and Johnny Wild. A copy of the Peacock purchase agreement is included with this Registration Statement as Exhibit 8.3, which is hereby incorporated by reference. Peacock filed a voluntary Chapter 11 bankruptcy petition under the United States Bankruptcy Code in 1992. The bankruptcy case was completed in 1993. Prior to the negotiation of the Peacock purchase agreement, neither TC3M nor the Company had any affiliation with Peacock.

         The Peacock operation currently has approximately 1,200 customers. Peacock has 90 SMR channels and transmits from 20 towers using analog equipment. The purchase price for the Peacock operation was $621,653, all of which was paid in common stock of the Company. The stock issued to pay the purchase price was not issued under the Plan of Reorganization.

         In connection with the SMC and Peacock acquisitions, Alan Hansel, a principal of SMC, has become a vice president and director of the Company and John Peacock, a principal of Peacock, has become a vice president of the Company. The terms of the proposed employment contracts with Mr. Hansel and Mr. Peacock are described in Item 3 below under the heading "Employment Agreements."


SALES AND MARKETING


         Historically, the Company used independent agents to market the Company's SMR services. Substantially all of the Company's arrangements with these independent marketers have been informal, unwritten agreements. These independent marketers do not sell exclusively for the Company and are free to sell for competitors of the Company. The Company believes, however, that the independent marketers that sell for the Company perform a majority of their sales for the Company.

         With the SMC and Peacock acquisitions (see discussion above in this Item under "Acquisition of SMC and Peacock"), the Company has acquired an internal sales staff to market the Company's products and services in some areas. The Company will continue to use independent marketers for a substantial portion of its sales.


PRODUCTS


         The Company has on-going plans to upgrade its products or services and add new products and services to enhance its existing system as necessary to meet competitive challenges and adopt technical advances. The types of enhancements planned by the Company include installing transmitting equipment upgrades when made available by suppliers, offering improved hand-held units to customers as those units become available, and, subject to FCC approval, acquiring additional licenses that become available, moving channels from one portion of the Company's system to another to make the best use of channel capacity, adding height to towers to increase signal range and moving towers to optimize signal coverage.


         The Company anticipates that the planned enhancements will not involve any substantial change to its existing system or services, will not require a substantial use of the Company's cash resources and will not require the Company to raise additional capital.

         Major technical enhancements to the Company's SMR equipment to convert the system from an analog system to a digital system may make substantially enhanced services available in the future. A digital system could permit the Company to provide a substantially improved signal quality while at the same time accommodating additional customers without additional FCC licenses. Major enhancements of this type are not currently feasible for the Company and none is planned. There can be no assurance that the Company will ever be able to make these major enhancements.

COMPETITION

         The Company faces competition in each of its market areas from other entities offering both SMR and other communication services. Competitors include providers of hard-wire transmission (including fiber optic service and traditional telephone service), cellular systems, personal communications systems, other SMR operators and satellite communications. Some of these competing products are currently in place; others are only in the proposal or development stages. The Company anticipates that competition will be less intense in the rural areas serviced by the Company where the high fixed costs of installing new technological equipment is a substantial barrier to competition.

         The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of improvements in the capacity and quality of digital technology, shorter cycles for new products and enhancements and changes in consumer preferences and expectations. Accordingly, the Company expects competition in the wireless communications industry to be dynamic and intense as a result of the entrance of new competitors and the development of new technologies, products and services.

         Continuing technological advances in telecommunications and new FCC policies that encourage the development of new technologies make it impossible to predict the extent of future competition. The FCC has adopted rules that authorize the award of a "pioneer's preference" to companies that develop certain new communications technologies. Such a preference may encourage the development of new technologies that compete with SMR service. In addition, the Omnibus Budget Reconciliation Act of 1993 requires, among other things, the allocation to commercial use of a portion of 200 MHz of the spectrum currently reserved for government use. It is possible that some portion of the spectrum that is reallocated will be used to create new services that will compete with the Company's services.

         The Company anticipates that market prices for wireless communications services generally will decline in the future based upon increased competition. The Company will compete to attract and retain customers principally on the basis of services and enhancements, its customer service, the size and location of its service areas and pricing. The Company's ability to compete successfully will also depend, in part, on its ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors, which could adversely affect the Company's profitability. Many of the Company's competitors may have better access than the Company to the capital and technology necessary to compete in the industry.

SOURCES OF SUPPLIES


         The Company obtains transmitting equipment and two-way radio units from several different sources. Primary suppliers include Motorola, E.F. Johnson Company and Ericsson. The Company does not have written supply agreements or contracts with any of these suppliers. The Company does not anticipate that it will become unduly dependent on any single supplier but it does currently obtain more than 10% of its equipment from E.F. Johnson Company.


REGULATION

         The Company holds FCC licenses to provide SMR services. These licenses are indispensible to the Company's operations. So long as the Company complies with applicable FCC rules and regulations, the Company anticipates that its FCC licenses effectively have an indefinite duration. The Company's FCC licenses and operations are subject to extensive FCC regulations. The Company believes that it is in compliance with FCC regulations in all material respects. If the Company fails to maintain substantial compliance with FCC regulations, it could lose its FCC licenses.

         The Company's leased and owned transmission towers are subject to substantial safety and land use regulations. The Company believes it is in substantial compliance with all such regulations.

TRADENAMES

         The Company operates under a number of trade names including "21st Century Wireless" and "Minnesota Wireless." The Company believes that it has the legal right to use these trade names in its service areas. The "Minnesota Wireless" name is held by TC3M, Incorporated, a Minnesota corporation all of the stock of which is owned by the Company. TC3M, Incorporated has authorized the Company to use the "Minnesota Wireless" name without charge. None of the Company's existing trade names is crucial to the Company's operations. As noted in Part II, Item 2, TC3M, Incorporated has commenced and successfully resolved a lawsuit to challenge an infringing use of the "Minnesota Wireless" name.

RESEARCH AND DEVELOPMENT

         The Company has not engaged in any substantial research and development activities in the last two years.

ENVIRONMENTAL REGULATION

         The Company does not incur any substantial costs in maintaining compliance with applicable federal, state and local environmental laws.

EMPLOYEES


         With completion of the SMC and Peacock acquisitions (see discussion above in this Item under "Acquisition of SMC and Peacock"), the Company has approximately 24 full-time employees, of which 8 are associated with the SMC operations and 10 are associated with the Peacock operations. None of the Company's employees is subject to a collective bargaining agreement and the Company's management considers its relations with its employees to be good.


ITEM 2.  DESCRIPTION OF PROPERTY


         The Company owns one small parcel of land on which a transmission tower owned by the Company is located. The Company leases an additional parcel on which a second transmission tower owned by the Company is located. The Company also leases antenna space on three transmission towers owned by others. The leases have the following terms:

Location                     Initial Term                  Renewal Options
--------                     ------------                  ---------------
Bloomington, MN              4/94 - 4/97                   Multiple 3-year
                                                                   options

Elk River, MN                Unwritten; month-to-month     Not applicable

Minneapolis, MN
(Norwest Tower)              1/95 - 12/99                  Multiple 1-year
                                                                   options

Woodbury, MN                 Unwritten; month-to-month      Not applicable

The leased real estate and antenna spaces are subject to cancellation but the Company does not believe any of the leases are in danger of being terminated. The Company conducts its management operations out of leased office facilities of approximately 2,465 square feet located at 406 Gateway Boulevard, Burnsville, Minnesota. A copy of the office lease is attached as Exhibit 6.3 hereto, which is hereby incorporated by reference. The Company previously leased office space in Edina, Minnesota. A copy of that lease is attached as Exhibit 6.2. hereto, which is hereby incorporated by reference. The Company's financial obligations under its leases are described in Footnote 6 to Exhibit FS.1 hereto, which is hereby incorporated by reference.

         With the acquisition of SMC (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"), the Company acquired, directly or indirectly, 17 owned and 10 leased transmission sites throughout southern Minnesota and adjoining states. With completion of the acquisition of Peacock, the Company acquired, directly or indirectly, 8 owned and 12 leased antenna sites in the Memphis, Tennessee area.

         The Company believes that its properties are suitable and adequate for the Company's current operations and are adequate to accommodate the Company's anticipated growth. The Company currently leases and subleases excess space on some of its antenna sites to third parties. The Company anticipates continuing to use excess space in this manner but does not anticipate that the revenues generated in this manner will have a substantial impact on its financial operations. The Company believes that the SMC and Peacock acquisitions add suitable and adequate properties to serve the additional business acquired in those acquisitions.


ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth certain information with respect to each of the officers and directors of the Company.

                                          POSITION(S) HELD WITH COMPANY
                                          (DATE OF ELECTION OR APPOINTMENT
NAME                             AGE      AND TERM)
----                             ---      ---------------------------------



James E. LaFayette               57       Chairman of the Board
                                          and Chief Executive Officer
                                          Date elected:  9/1/96
                                          Term on Board expires:  1996


Thomas Venable                   35       Director and Secretary
                                          Date elected:  11/15/95
                                          Term on Board expires:  1997


Rodney H. Hutt                   47       President and Chief Operating Officer
                                          Date elected:  9/1/96


Alan M. Hansel                   56       Director and Vice President

John Peacock                     56       Vice President


Kenneth B. Thomson               53       Director
                                          Date elected:  11/15/95
                                          Term on Board expires:  1998


Galen L. McCord                  51       Director
                                          Date elected:  11/15/95
                                          Term on Board expires:  1998

Mark E. Seely                    30       Director
                                          Date elected:  11/15/95
                                          Term on the Board expires:  1996

Stephen J. Mocol                 45       Vice President and
                                          Chief Financial Officer
                                          Date elected:  7/15/96

Harold O'Dell                    54       Director
                                          Date elected:  8/1/96




         James E. LaFayette became Secretary of TC3M on November 1, 1993 at the formation of TC3M. Mr. LaFayette was elected Chairman of the Board effective September 1, 1996. From 1994 through the date hereof, Mr. LaFayette has devoted his efforts full time to the operations of TC3M and the Company. From 1992 to 1994, Mr. LaFayette was a self-employed communications consultant and stock broker. From 1984 to 1991, Mr. LaFayette was a Sales Vice President with Pacific Bell, a Pacific Telesis telecommunications company located in California.


         Thomas M. Venable became Treasurer of TC3M on November 1, 1993 at the formation of TC3M. From October 1991 to October 1993, Mr. Venable was a regional sales manager for Beyond, Inc., an electronic messaging software development company headquartered in Cambridge, MA. From July 1993 to July 1994, Mr. Venable was a principal of Electronic Commerce, Inc., an electronic messaging consulting company located in Eden Prairie, MN. From November 1993 to the present, Mr. Venable has been employed as a regional sales manager for WorldTalk Corporation, headquartered in Santa Clara, CA. WorldTalk provides consulting services to businesses across the country to permit communication among non-integrated E-Mail systems. Mr. Venable devotes approximately four hours per week to Company business.


         Rodney H. Hutt became executive vice president and chief operating officer of TC3M in 1994 and was promoted to President effective September 1, 1996. From 1992 to 1994, Mr. Hutt was employed as a Director of North American sales for the E.F. Johnson Company. From 1984 to 1992, Mr. Hutt was employed as a sales person and regional sales manager for Motorola Communications & Electronics, Inc. Both E.F. Johnson and Motorola manufacture and sell communications equipment, including SMR equipment.


         Alan M. Hansel has been president and owner of Southern Minnesota Communications for more than 25 years. His company is described in Part I, Item 1 under "Acquisition of SMC and Peacock."


         Kenneth B. Thomson became Chairman of TC3M on November 1, 1993 at the formation of TC3M and resigned effective September 1, 1996. Prior to 1990, Mr. Thomson was the owner and president of Kenneth B. Thomson, Inc., P.C., a public accounting firm. From 1990 to 1995, Mr. Thomson was a comptroller for AVA Vending, Inc, a vending machine supply company located in Texas. Since 1990 Mr. Thomson has been a part-time comptroller (currently 2 days a month) for Griffin Oil Company, a wholesale and retail oil and gasoline distributor located in Texas.

         John Peacock has been Vice President of Peacock's Radio and Wild's Computer Service, Inc. for the past 15 years. His company is described in Part I, Item 1 under "Acquisition of SMC and Peacock."


         Galen L. McCord became a member of the Management Committee of TC3M on November 1, 1993 at the formation of TC3M. Since 1992, Mr. McCord has been the owner and an officer of the Wireless Office, a company located in Rocklin, California, which provides cellular, SMR, mobile office and other wireless communication services throughout Northern California. Since 1994, Mr. McCord has been president of Totally Wireless Communications, a telecommunications development company, headquartered in Rocklin, California.


         Mark E. Seely became a member of the Management Committee of TC3M on November 1, 1993 at the formation of TC3M. Since 1987, Mr. Seely has served on active duty in a number of different capacities for the United States Navy. Mr. Seely is currently employed by Qualcomm Corp.



         Stephen J. Mocol became Vice President and Chief Financial Officer in 1996. From 1989 through 1996, Mr. Mocol was employed in various financial management functions with E.F. Johnson Company, a leading supplier of SMR equipment. Prior to that, Mr. Mocol spent 15 years with Honeywell, Inc., a leading high tech manufacturer.

         Harold O'Dell has been president and owner of LaFlore Communications of Greenwood, MI. for over 20 years.

         One-third of the directors of the Company are elected each year to serve three-year terms or until their successors are duly elected and qualified.



         ITEM 4.  REMUNERATION OF DIRECTORS AND OFFICERS


         In connection with the operation of TC3M, and as approved by the Bankruptcy Court, directors and officers of the Company have been awarded Common Stock in the Company in compensation for work performed by them for TC3M. The number of shares to be issued to each is listed in the chart below. (See "Executive Security Plan"). These officers and directors also received reimbursement for expenses and a $500 per day payment from TC3M while traveling on TC3M business. In addition, the Company intends to enter into an Executive Security Plan, substantially in the form of Exhibit 6.1, which is hereby incorporated by reference, with certain of its officers and directors.


         21ST CENTURY WIRELESS GROUP, INC. is newly formed and did not begin to compensate its executive officers or directors until January 1, 1996. The Company anticipates that the base compensation of its three highest paid executive officers and all officers and directors as a group in 1996 will be as follows:

     Name of            Capacity In Which                           Possible
  Individual or           Remuneration                              Incentive
Identity of Group       Will be Received          Base Salary         Bonus
-----------------       ----------------          -----------         -----


James E. LaFayette      Director & President       $ 48,000         $ 48,000


Rodney H. Hutt          Executive Vice President   $ 85,000         $  9,000
                        & General Manager



Stephen J. Mocol        Vice President &           $ 65,000         $ 20,000
                        Chief Financial Officer


All Officers & Directors as a group (10 persons)   $293,000         $105,000



         There are no other compensation plans or arrangements with any of the executive officers except that (i) pursuant to the Plan of Reorganization, each officer and director who is an Investor received his pro rata share of the Common Stock and warrants to purchase Common Stock issued to Investors, but solely in his capacity as an Investor, (ii) Mr. Venable will be entitled to reasonable hourly compensation for the work he actually performs for the Company as secretary and (iii) the Company has issued stock to certain officers and directors under the Executive Security Plan as described below.


EMPLOYMENT AGREEMENTS


         The Company anticipates that it will enter into an employment contract with Alan Hansel as a vice president of engineering in connection with the SMC acquisition (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"). Mr. Hansel's contract will provide for base compensation of approximately $72,000 and will, subject to certain termination rights, run for three years from the date of execution.


         The Company has entered into an employment contract with John Peacock as a vice president of FCC licensing in connection with the Peacock acquisition (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"). Mr. Peacock's employment contract provides for base compensation of approximately $40,000 and, subject to certain termination rights, runs until all deferred payments under the Peacock purchase contract have been paid.

         The Company has entered into an employment contract with Stephen J. Mocol as Vice President and Chief Financial Officer. Mr. Mocol's employment contract provides for base compensation of approximately $65,000 and subject to certain termination rights, runs until January 15, 1998.


SHARES ISSUED TO OFFICERS AND DIRECTORS UNDER EXECUTIVE SECURITY PLAN AND FOR SERVICES PROVIDED TO TC3M


         1. Executive Security Plan. Under the Executive Security Plan, a copy of which is attached hereto as Exhibit 6.1 and hereby incorporated by reference, the Company issued a total of 100,000 shares of Common Stock to the persons who have provided management services to TC3M and to the Company. The President of the Company appointed a committee consisting of Kenneth Thomson, Thomas Venable and Clair Hill to determine the allocation of the Common Stock among the participants. All participants in the Executive Security Plan voted to approve the allocation that was made by the committee. Subject to the restrictions on sale imposed by Rule 144 (see discussion in Part II, Item 1), the stock issued under the Executive Security Plan will be freely tradeable by the participants in the Plan. The number of shares to be issued to each participant who is an officer or director of the Company is noted in the chart below.

         2. Additional Shares Issued For TC3M Services. Each of the directors of the Company provided a substantial amount of services to TC3M without compensation prior to and during TC3M's bankruptcy case. Other members of the TC3M Management Committee who are not directors of the Company also provided such services without compensation. The extent of the services required from these individuals far exceeded the services that the Promoters originally projected would be required. The shares issued for TC3M services are intended to provide some compensation to the recipients without depleting the cash resources of the Company.

         3. General Discussion. The total number of shares of Common Stock that were issued to the Company's officers and directors under the Executive Security Plan and for work performed for TC3M is as follows:


                                                Shares Issued   Shares Issued
                                                Under Security    For TC3M
         Name            Position Held               Plan         Services
         ----            -------------          --------------  -------------

Kenneth B. Thomson   Director                       20,288         12,500


James E. LaFayette   Chairman of Board &            20,288         12,500
                       Chief Executive Officer


Thomas M. Venable    Director and Secretary          8,927          5,500

Galen L. McCord      Director                        8,927          5,500

Mark E. Seely        Director                        8,927          5,500




Other persons who are not officers or directors of the Company, but who provided management services to TC3M or the Company, received, in the aggregate, 32,643 shares under the Executive Security Plan and 17,500 shares for services provided to TC3M.


COMPENSATION OF DIRECTORS

         The Company anticipates compensating the members of its Board of Directors as follows. Directors of the Company who are salaried employees (Mr. Thomson and Mr. LaFayette) will not be entitled to any compensation for their service as directors. Directors of the Company who are not salaried employees (including Mr. Venable) will be paid the following compensation for service as directors in 1996: (i) 1,000 unregistered shares of the Company's Common Stock to be issued at the end of 1996 assuming that the director remains a director during all of 1996; (ii) $500 for each day spent attending Board meetings; (iii) reimbursement of normal expenses incurred in providing service as a director; and (iv) an option to purchase 1,000 unregistered shares of the Company's Common Stock.

         The options issued to non-employee Directors under clause (iv) of the immediately preceding paragraph may be exercised at any time within 10 years of issuance at an option price equal to the closing bid price of the Common Stock on the later of the date of issuance of the option or the date the Common Stock first trades on a national, regional or over-the-counter stock exchange.

ITEM 5. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

         The following table sets forth certain information regarding shares of the Company's Common Stock that will be held by (i) each person known by the Company to own more than 10% of the Company's outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all officers and directors of the Company as a group upon completion of the Plan of Reorganization. Each person will have sole voting and investment power with respect to the shares listed.


                                                                 NUMBER OF
                                                PERCENT OF    SHARES SUBJECT
    NAME AND                    NUMBER OF          CLASS      TO OUTSTANDING
ADDRESS OF OWNER             SHARES OWNED(1)       OWNED        WARRANTS(2)
----------------             ---------------    ----------    --------------


Kenneth B. Thomson               38,488              1.75%        3,600
P.O. Box 2730
Texas City, TX 77592-2730

James E. LaFayette               37,988              1.73%        2,800
2419 Alamo Glen Dr.
Danville, CA 94526

Thomas M. Venable                15,627              0.71%        2,900
World Talk
5200 W. 73rd St
Edina, MN 55429

Rodney H. Hutt                    4,300              0.20%         None
406 Gateway Boulevard
Burnsville, MN 55337

Galen L. McCord                  16,227              0.73%        3,000
152 Kenmas Ave
Auburn, CA 95603

Mark E. Seely                    15,427              0.70%        3,000
9277 Carthay Circle
Spring Valley, CA 91977

Alan M. Hansel(4)               211,100              9.60%       30,100
c/o Southern Minnesota
  Communications
615 5th Ave. S.W
Waseca, MN 56093


John Peacock(5)                  43,751              1.99%         None
c/o Radio & Wild's
Computer Service, Inc.
310 E. Polk St.
West Memphis, AR 72301


All officers                    382,908             17.5%        45,400
and directors as
a group (10 persons)

(1)      Includes shares of Common Stock, if any, acquired as an Investor.

(2)      For description of warrants, see Part I, Item 7.



ITEM 6.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

TRANSACTIONS WITH INSIDERS

         Except as described below, in the past two years the Company has not had any significant transactions with any director or executive officer of the Company, any person nominated for election as a director, any significant shareholder or any member of the immediate family of any of the foregoing.

         As described in Part I, Item 4, the Company has issued shares of Common Stock to certain insiders for services provided to TC3M and the Company.


         As described in Part I, Item 1, the Company has purchased SMC and Peacock. In connection with those acquisitions, the Company has added Alan Hansel as a director and John Peacock as a Vice President and each is a substantial shareholder as described in Part I, Item 5. Because the acquisitions of SMC and Peacock were first agreed to prior to the commencement of TC3M's bankruptcy case, SMC and Peacock each held claims in the bankruptcy case based on their uncompleted agreements. TC3M's Plan of Reorganization provided for completion of both acquisitions by the Company as TC3M's successor-in-interest.


         TC3M did employ Lawrence Venable, an Investor and the father of Thomas Venable (a director), as a manager for nine months in 1994. Mr. Venable's total compensation was $58,500, which was comparable to salaries paid by similar companies for similar services. In addition, TC3M employed Field Engineering Support Services, a company with which William Wiley (a director) is affiliated, to perform some technical services for TC3M at Field Engineering's standard rates. The total compensation paid to Field Engineering was $7,500.

TRANSACTIONS WITH PROMOTERS


         The Promoters of TC3M entered into an Asset Purchase Agreement (described in Part I, Item 1) with TC3M pursuant to which a substantial portion of the Company's operating assets were transferred to TC3M along with $2,500,000 out of the net proceeds of the sale of the partnership interests. Pursuant to the Asset Purchase Agreement, the Promoters retained a 25% interest in the assets transferred. The Company believes that the Promoters added an undisclosed profit of at least $5,000,000 when they calculated the amount to be charged to TC3M for the assets under the Asset Purchase Agreement and retained the $5,000,000 profit for their own benefit. TC3M and the Investors were engaged in a class action lawsuit with the Promoters described in Part II, Item 2.


ITEM 7.  DESCRIPTION OF SECURITIES


         The Company's authorized capital stock consists of 25,000,000 shares of Common Stock, $.001 par value per share, and 500,000 shares of Undesignated Stock, with no designated par value. In connection with the Reorganization, the Company issued 2,010,000 shares of Common Stock and warrants to purchase an additional 402,000 shares of Common Stock. Prior to September 1, 1996, 79,200 additional shares of Common Stock have been issued upon exercise of warrants. On September 1, 1996 the Company completed a 3-for-2 stock split which increased the number of shares outstanding to 3,308,541.


COMMON STOCK

         There are no preemptive, subscription, conversion or redemption rights pertaining to the Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company upon liquidation, subject to rights of holders of Undesignated Stock, if any.


         Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as amendments to the Articles of Incorporation, mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Upon the issuance of the Common Stock described herein, the Company's directors and officers own approximately 7.9% of the Common Stock. Upon completion of the SMC and Peacock acquisitions (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"), the Company's directors and officers own approximately 17.5% of the Common Stock. Accordingly, the Company's directors and officers have, and will continue to have, significant voting influence in connection with election of the directors of the Company and other aspects of the Company's business and affairs.


WARRANTS


         Each share of Common Stock issued under the Company's Plan of Reorganization is accompanied by warrants to purchase additional Common Stock. The description of the warrants herein is subject to the detailed provisions of the Warrant Agreement between the Company and the Warrant Agent, an unexecuted, draft copy of which is filed herewith as Exhibit 3.1 and incorporated herein by reference. For each full partnership unit in TC3M owned by an Investor, the Investor received 1,000 shares of Common Stock and 2 warrants, each of which will entitle the holder to purchase an additional 100 shares of Common Stock. Shares of Common Stock issued to management and in connection with the SMC acquisition (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock") are also accompanied by warrants to purchase a number of shares of Common Stock equal to 20% of the number of shares to which they relate.

The warrant exercise price will be based on a Reference Price equal to the lesser of (a) the opening offer price set by the Company's management with the advice of market makers on the first day of public trading of the Common Stock or (b) the closing bid price for the Common Stock on that first day of public trading. The "first day of public trading" will be the day when a trade of the Company's Common Stock is first executed through a member of the National Association of Securities Dealers, Inc. As soon as possible after the first day of public trading, the Company will inform all registered holders of warrants of
(a) the duration of the exercise period and (b) the Reference Price. The exercise price per share will be 85% of the Reference Price if the warrant is exercised within 90 days after the first day of public trading and 100% of the Reference Price if the warrant is exercised more than 90 but not more than 180 days after the first day of public trading. (On July 12, 1996, the Company offered each warrant holder the opportunity to exercise warrants early at a price of $6.00. 79,200 shares of Common Stock were issued under this offer.) Should the stock price, on the first date of public trading, cause the exercise price, adjusted for stock splits, to be less than $6 per share, the Company will refund the difference.


         Each warrant is exercisable by surrendering the warrant prior to expiration at the offices of the Warrant Agent accompanied by payment of the full purchase price by cashier's or certified check. A warrant is not exercisable in part. The warrants are not subject to redemption by the Company. The warrants are entitled to certain anti-dilution adjustments under certain circumstances as described in the Warrant Agreement. All nonexercised warrants expire 180 days after the first day of public trading of the Company's Common Stock.

         Because there has been no established public market for the Common Stock, the Company is unable to predict the effect that the exercise of warrants may have on the prevailing market price of the Common Stock. Nevertheless, if a substantial amount of Common Stock is issued upon exercise of warrants or if there is a perception that a substantial number of warrants might be exercised, there could be an adverse effect on the market price of the Common Stock if and when a public market exists.

         The warrants are transferable but will not be listed on any stock exchange. The holders of warrants are not entitled to vote, receive dividends or exercise any of the rights of holders of Common Stock for any purpose.

UNDESIGNATED STOCK

         The Articles of Incorporation of the Company permit the Board of Directors to establish other classes of stock from the Undesignated Stock from time to time with such terms, including preferences as to dividends and liquidation rights, as the Board of Directors shall deem appropriate.

LIMITATION ON LIABILITY

         The Articles of Incorporation provide that no director of the Company will be liable to the Company or its shareholders for monetary damages for breach of a fiduciary duty as a director, except for (i) any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law and
(ii) approval of certain unlawful dividends.

ANTITAKEOVER PROVISIONS

         As described in following paragraphs, certain provisions of Nevada law and the Articles of Incorporation and Bylaws of the Company could have the effect of discouraging certain attempts to acquire the Company, including a hostile takeover, or to remove incumbent management even if some or a majority of the Company's shareholders were to deem such an attempt to be in their best interest, including an attempt that might result in the payment of a premium over the market price for the shares of Common Stock held by the Company's shareholders.

         Section 78.335 of the Nevada Revised Statutes ("Nevada Law") provides that directors may be removed only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the outstanding shares of Common Stock entitled to vote for the election of directors. In addition, vacancies, whether created by resignation, death, removal or an increase in the number of directors, may be filled by a vote of a majority of directors then in office, even though less than a quorum. The foregoing provisions could prevent shareholders from removing incumbent directors and filling the resulting vacancies with their own nominees.

         Section 78.438 of Nevada Law generally prohibits any shareholder that purchases 10% or more of the Company's voting shares (an "interested shareholder") from entering into any business combination with the Company within three years following such interested shareholder's share acquisition date, unless the business combination is approved by the Board of Directors of the Company before the interested shareholder's share acquisition.

         The issuance of Undesignated Stock by the Company may have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the shareholders of the Company. Undesignated Stock issued with voting, conversion, or redemption rights may adversely affect the voting power of the holders of Common Stock and could discourage any attempt to obtain control of the Company. As of the date hereof, the Board of Directors has not authorized any series of Undesignated Stock and currently has no plan or intention to issue any Undesignated Stock.

TRANSFER AND WARRANT AGENT

         The Transfer Agent for the Common Stock and the Warrant Agent is Nevada Agency & Trust Co., 50 West Liberty Street, Reno, NV 89501.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company is newly formed and prior to the filing of this Registration Statement, there has been no public trading market for the Company's Common Stock. Following effectiveness of this Registration Statement, the Company intends to apply for listing of its Common Stock on the Nasdaq Small-Cap Market ("Nasdaq") under the symbol TCWG. In order to be approved for listing, the Company must satisfy several criteria and, to maintain the listing, must continue to satisfy additional criteria related to financial performance and trading price.


         The Nasdaq Small-Cap Market criteria for initial and continued listing include:

                                     Initial          Continued
                                     Listing           Listing
                                     -------          ---------

Minimum Total Assets:               $4,000,000       $2,000,000
Minimum Capital and Surplus:        $2,000,000       $1,000,000
Minimum Number of Shares not
         Held by Insiders:             100,000          100,000
Market Value of Shares not
         Held by Insiders:          $1,000,000         $200,000
Minimum Number of
         Shareholders:                     300              300
Minimum Bid Price
         Per Share:                      $3.00            $1.00
Minimum Number of
         Market Makers:                      2                2


         There can be no assurance that the Company will be able to qualify for, or, if it qualifies, to maintain, a listing on Nasdaq.


         In connection with the implementation of the Company's Plan of Reorganization (including the completion of the SMC acquisition and the issuance of shares to the Company's management), the Company issued shares of Common Stock and warrants to purchase shares of Common Stock to the Investors and to certain members of management. Upon completion of the SMC acquisition (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"), the Company issued shares of Common Stock and warrants to purchase Common Stock to Alan Hansel. The Company will have approximately 1,100 holders of record of its Common Stock.

         The 2,010,000 shares of the Company's Common Stock issued to the Investors, the Company's management and SMC under the Company's Plan of Reorganization and the 402,000 shares of Common Stock that may be issued upon exercise of the warrants also being issued pursuant to the Plan of Reorganization are exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by virtue of the provisions of Section 1145 of the United States Bankruptcy Code. Accordingly, such shares and warrants will be freely transferable without restriction or further registration under the Securities Act, except for any such shares or warrants that are issued to an "affiliate" of the Company (as defined under the Securities Act). Shares of Common Stock and warrants issued to an affiliate of the Company will be deemed restricted securities as defined in Rule 144 under the Securities Act. The Company has not agreed to register under the Securities Act the Common Stock issued in connection with the Peacock acquisition (see discussion in Part I, Item 1 under "Acquisition of SMC and Peacock"). Accordingly, the Common Stock issued in connection with the Peacock acquisition constitutes restricted securities as defined in Rule 144.


         Restricted securities may not be sold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including an exemption under Rule 144, as currently in effect. Under Rule 144, any sale of restricted securities is subject to a number of restrictions unless another exemption applicable to the sale is available. Generally, any person who holds restricted securities that were acquired and for which full consideration was paid at least two years prior to the proposed sale may sell within any three-month period, a number of shares of Common Stock that does not exceed the greater of (i) 1% (approximately 20,100 shares following initial issuance of shares in the Reorganization) of the then outstanding shares of Common Stock of the Company or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. All shares of Common Stock held by an affiliate are also subject to such volume restrictions. Sales under Rule 144 are also subject to certain requirements regarding manner of sale, notice and availability of current public information about the Company. A person who at the time of the sale has not been an affiliate of the Company for at least three months and whose shares were acquired and for which full consideration was paid at least three years prior to any proposed sale is entitled to sell such shares under Rule 144 without regard to the volume limitations or other requirements described above.

         Because there has been no established public market for the Common Stock, the Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the prevailing market price of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market or the perception that such sales might occur could adversely affect the market price of the Common Stock if and when a public market exists.

         The Company has never declared or paid any dividends on its Common Stock. The Board of Directors currently intends to retain all earnings, if any, for use in the Company's business for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of the Board of Directors. If the Company enters into any substantial lending transaction in the future, the lender may restrict the Company's ability to declare or pay dividends.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is currently not a party to, and its properties are not currently the subject of, any material pending legal proceedings.

         In September 1994, four TC3M Investors, proposing to represent a class consisting of all of the Investors, and TC3M commenced an action in the United States District Court, District of Minnesota (Civil Case No. 4-94-833) against several corporations and individuals who participated in the selling of TC3M general partnership units to Investors. The defendants (the "Promoters") include Digital Communications, Inc. and Digital Communications of Denver, Inc. and several of their officers and directors. TC3M seeks monetary damages and the proposed class seeks monetary damages and a right of rescission.


         The plaintiffs alleged that the Promoters acted illegally and wrongfully in connection with the formation of TC3M and the sale of equity interest in TC3M. The court has approved a settlement with certain of the Promoters pursuant to which the settling Promoters will forgo 92% of the 25% interest in TC3M's assets retained by them in exchange for a release of all claims against the settling Promoters by the plaintiffs. The release is not on a "class action" basis and the settling Promoters remain subject to claims by TC3M Investors other than those four Investors who commenced the lawsuit. The settling Promoters will also receive warrants to purchase up to 40,000 shares of the Common Stock of the Company at a price equal to the initial price of the Common Stock on the first day of public trading. The warrants will expire three years after the first day of public trading. The Promoters who did not settle were dismissed from the lawsuit. These non-settling Promoters, who claim to hold 8% of the 25% interest in TC3M's assets retained by the Promoters, received no release and remain subject to claims by TC3M and by all TC3M Investors. While the Company was not formally substituted for TC3M as a plaintiff in the lawsuit, the Company did acquire TC3M's rights in the lawsuit under the Plan of Reorganization and pursued the settlement for itself and TC3M.

         In December, 1995, TC3M, Incorporated commenced an action in United States District Court, District of Minnesota, against an entity known as "Minnesota Wireless Communications, Inc." claiming that the entity's use of the "Minnesota Wireless" name infringes on TC3M, Incorporated's tradename. TC3M, Incorporated has requested that the Court issue an injunction against use of the infringing name. The injunction has been issued.


         As described above in Part I, Item 1, TC3M was the subject of a bankruptcy proceeding under which the Plan of Reorganization has been finally approved. The Company acquired its assets from TC3M in accordance with the provisions of the Plan of Reorganization in that bankruptcy proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below, is information regarding all sales of securities by the Company during the last three years.


         A. Pursuant to the Plan of Reorganization the Company issued 2,010,000 shares of Common Stock and warrants to purchase 402,000 shares of Common Stock to the Investors, members of the Company's management and SMC. The Company claims the exemption provided by Section 1145 of the United States Bankruptcy Code for these transactions.


         The securities issued by the Company pursuant to the Plan of Reorganization are as follows:

         1. 1,650,000 shares of Common Stock and warrants to purchase an additional 330,000 shares of Common Stock to TC3M which, in turn, will distribute such shares and warrants to the Investors. Each Investor will receive 1,000 shares of Common Stock and warrants to purchase an additional 200 shares of Common Stock for each full partnership unit in TC3M owned by that Investor.

         2. 159,000 shares of Common Stock and warrants to purchase an additional 31,800 shares of Common Stock to officers and directors of the Company and the TC3M Management Committee.

         3. 201,000 shares of Common Stock and warrants to purchase an additional 40,200 shares of Common Stock to SMC or its principals when the SMC acquisition is completed.

In consideration for the issuance of such shares of Common Stock and warrants, TC3M transferred substantially all of its assets to the Company. No underwriter participated or will participate in the issuance of the foregoing Common Stock or warrants.

         B. The units of general partnership interest in TC3M were sold to the approximately 1,080 Investors by the Promoters between February 1993 and October 1993. Investors, located in approximately 47 states, paid an aggregate purchase price of $13,200,000. The TC3M partnership interests were not registered under the Securities Act. The Promoters have contended that because the units were general partnership interests they were not securities. TC3M and the Investors have disputed this contention.


         C. As noted above under "Acquisition of SMC and Peacock", 108,750 shares of the Company's Common Stock have been issued to shareholders of Peacock. These shares are unregistered and are restricted.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Section 78.751 of Nevada Law the officers and directors of the Company are entitled to indemnification for certain claims brought against them, subject to certain restrictions. In general, indemnification applies to any civil, criminal, administrative or investigative proceeding in which an officer or director of the Company is made a party or is threatened to be made a party by reason of the fact that he or she was an officer or director.

         If the officer or director prevails in the proceeding and shows that he or she acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the Company, the officer or director will be entitled to be paid by the Company for all expenses, including attorneys' fees, actually and reasonably incurred in the proceeding. If the officer or director does not prevail in the proceeding but is nevertheless able to show that he or she acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the Company, the Company may, but is not required to, indemnify the officer or director. In any proceeding against an officer or director by, or on behalf of, the Company, the ability and obligation of the Company to indemnify the officer or director is further restricted by statute.


                                    PART F/S


         The Company was organized for the purpose of serving as a successor in interest to the business of TC3M. Accordingly, combined audited financial statements for the Company and TC3M are included in this Registration Statement. The audited financial statements of the Company and TC3M for 1994 and 1995 and the unaudited financial statements of the Company for the first six months of 1996 are filed as Exhibit FS.1 hereto, and hereby incorporated by reference.

         Since the dates of those financial statements there have not been any material subsequent events or contingencies, significant dispositions or business purchases or any material accounting changes except that the Company settled the lawsuit brought by TC3M and its Investors against the Promoters. (See Part II, Item 2).

         Also attached as exhibits, and incorporated by reference, are financial statements of SMC (Exhibit FS.2) and Peacock (Exhibit FS.3) and pro forma combined condensed financial statements (Exhibit FS.4) showing the effect of the SMC and Peacock acquisitions on the operations of the Company.

         The financial statements presented for Peacock are unaudited because the Peacock acquisition is not of a magnitude to require presentation of audited financial statements under the standards established in Item 310 of Regulation S-B. The pro forma combined condensed financial statements showing the impact of the SMC and Peacock acquisitions are unaudited.





                          INDEX TO FINANCIAL STATEMENTS


FS.1  21ST CENTURY WIRELESS GROUP, INC. AND
      TWIN CITIES 3RD MOBILE ASSOCIATES

      Independent Auditor's Report
      Combined balance sheets as of December 31, 1995 and
         June 30, 1996 (unaudited)
      Combined statements of operations for the years ended
         December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited)
      Combined statements of changes in equity for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited)
      Combined statements of cash flows for the years ended
         December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited)
      Notes to combined financial statements


FS.2  ALAN M. HANSEL d/b/a SMC

      Independent Auditor's Report
      Balance sheet as of December 31, 1995
      Statements of income and proprietor's capital
         for the years ended December 31, 1994 and 1995
      Statements of cash flows for the years ended
         December 31, 1994 and 1995
      Notes to financial statements


FS.3  PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED

      Accountant's Compilation Report
      Balance sheets (unaudited) as of December 31, 1995 and
         June 30, 1996
      Statements of operations and retained earnings (unaudited) for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996
      Statements of cash flows (unaudited) for the years ended
         December 31, 1994 and 1995 and the six months ended June 30, 1995 and 1996
      Note to unaudited financial statements


FS.4  21ST CENTURY WIRELESS GROUP, INC.

      Unaudited pro forma combined condensed balance sheet as
         of June 30, 1996
      Unaudited pro forma combined condensed statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996
      Notes to unaudited pro forma combined condensed financial statements



                                    PART III


Item 1. LIST OF EXHIBITS

         The following is a list of all Exhibits attached to this Registration Statement. An index to the Exhibits showing the sequential page numbers is provided below as the first sheet to the separately bound book of Exhibits.

EXHIBIT

*        2.1      Articles of Incorporation of the Company, as amended

*        2.2      By-Laws of the Company

*        3.1      Specimen Certificate of Common Stock

*        3.2      Form of Warrant Agreement

*        6.1      Executive Security Plan

*        6.2      Former Office Lease dated July 29, 1994 for previous
                  executive offices

*        6.3      Office Lease dated March 6, 1996 for executive
                  offices


*        8.1      Plan of Reorganization of TC3M

*        8.2      Asset Purchase Agreement With Alan Hansel and
                  Southern Minnesota Communications, Inc. dated
                  February 9, 1996

*        8.3      Stock Purchase Agreement With Peacock's Radio &
                  Wild's Computer Service Inc, dated January 11, 1996

         8.4 Supplement to the stock purchase agreement with Peacock's Radio and Wild's Computer Service, dated August 21, 1996.


*        Filed Previously


Item 2. DESCRIPTION OF EXHIBITS

           See Item 1.



                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      21ST CENTURY WIRELESS GROUP, INC.



Date October 22, 1996                 By
                                           Stephen J. Mocol
                                           Chief Financial Officer





                          INDEPENDENT AUDITOR'S CONSENT


We consent to the use in this Amendment No. 2 to General Form For Registration of Securities of Small Business Issuers relating to 2,010,000 shares of common stock and warrants to purchase 402,000 shares of common stock of 21ST CENTURY WIRELESS GROUP, INC. on Form 10-SB/A-2 of our combined report on 21ST CENTURY WIRELESS GROUP, INC. and Twin Cities 3rd Mobile Associates dated February 29, 1996, except for the first paragraph of Note 8, for which the date is March 15, 1996, and Note 10, for which the date is September 6, 1996.



LURIE, BESIKOF, LAPIDUS & CO., LLP
Minneapolis, Minnesota


October 22, 1996




                                                                            FS.1


                          INDEPENDENT AUDITOR'S REPORT


Management Committee
21ST CENTURY WIRELESS GROUP, INC. and
Twin Cities 3rd Mobile Associates
Burnsville, Minnesota


We have audited the accompanying combined balance sheet of 21ST CENTURY WIRELESS GROUP, INC. and TWIN CITIES 3RD MOBILE ASSOCIATES (a California general partnership) as of December 31, 1995, and the related combined statements of operations, changes in equity and cash flows for the years ended December 31, 1994 and 1995. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of 21ST CENTURY WIRELESS GROUP, INC. and TWIN CITIES 3RD MOBILE ASSOCIATES as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.



LURIE, BESIKOF, LAPIDUS & CO., LLP
Minneapolis, Minnesota

February 29, 1996, except for the first paragraph of Note 8, for which the date is March 15, 1996, and Note 10, for which the date is September 6, 1996




                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                             COMBINED BALANCE SHEETS

                                                           December 31,      June 30,
                         ASSETS                                1995            1996
                                                           ------------    -----------
                                                                    (Unaudited)
CURRENT ASSETS
    Cash and cash equivalents                              $   763,822     $   207,164
    Accounts receivable                                         29,635         105,479
    Inventories                                                 22,864          61,182
    Prepaid expenses and other                                   8,461           6,997
                                                           -----------     -----------
       TOTAL CURRENT ASSETS                                    824,782         380,822
                                                           -----------     -----------

PROPERTY AND EQUIPMENT                                         963,524       1,963,249
                                                           -----------     -----------

OTHER ASSETS
    Intangible assets, net of accumulated amortization
      of $292,934 and $428,820, respectively                 2,992,380       3,700,740
    Prepaid acquisition costs and other                        168,041         127,368
                                                           -----------     -----------
                                                             3,160,421       3,828,108
                                                           -----------     -----------
                                                           $ 4,948,727     $ 6,172,179
                                                           ===========     ===========


                LIABILITIES AND EQUITY

CURRENT LIABILITIES
    Notes payable                                          $      --       $   150,000
    Accounts payable                                            71,145         187,679
    Accrued compensation                                       388,875          55,000
    Accrued expenses - other                                     5,830          13,501
                                                           -----------     -----------
       TOTAL CURRENT LIABILITIES                               465,850         406,180
                                                           -----------     -----------

NOTES PAYABLE, net of current maturities                          --           300,000
                                                           -----------     -----------

COMMITMENTS AND CONTINGENCIES

EQUITY
    Partnership capital                                      4,482,877            --
    Common stock ($.001 par value, 25,000,000
       shares authorized, 2,010,000 issued)                       --             2,010
    Additional paid-in capital                                    --         5,997,352
    Accumulated deficit                                           --          (533,363)
                                                           -----------     -----------
                                                             4,482,877       5,465,999
                                                           -----------     -----------
                                                           $ 4,948,727     $ 6,172,179
                                                           ===========     ===========

See notes to combined financial statements.




                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                        COMBINED STATEMENTS OF OPERATIONS


                                           Year Ended                      Six Months
                                           December 31,                  Ended June 30,
                                   ---------------------------     ---------------------------
                                       1994            1995           1995             1996
                                   -----------     -----------     -----------     -----------
                                                                           (Unaudited)
REVENUE                            $   277,829     $   509,778     $   236,479     $   734,976

COST OF REVENUE                         50,568          97,952         111,195         408,638
                                   -----------     -----------     -----------     -----------

GROSS PROFIT                           227,261         411,826         125,284         326,338
                                   -----------     -----------     -----------     -----------

OPERATING EXPENSES
    Selling                             44,020          82,865          35,743         137,859
    General and administrative         409,027         904,847         414,716         726,698
    Partnership management fees        530,761         142,363          63,441            --
                                   -----------     -----------     -----------     -----------
                                       983,808       1,130,075         513,900         864,557
                                   -----------     -----------     -----------     -----------

OPERATING LOSS                        (756,547)       (718,249)       (388,616)       (538,219)
                                   -----------     -----------     -----------     -----------

OTHER INCOME (EXPENSE)
    Interest income                     66,737          52,159          34,544          11,606
    Interest expense                      --              --              --            (6,750)
    Legal fees                         (93,440)       (118,206)        (99,413)           --
    Restructuring expenses                --           (62,541)        (26,541)           --
                                   -----------     -----------     -----------     -----------
                                       (26,703)       (128,588)        (91,410)          4,856
                                   -----------     -----------     -----------     -----------
NET LOSS                           $  (783,250)    $  (846,837)    $  (480,026)    $  (533,363)
                                   ===========     ===========     ===========     ===========

NET LOSS PER SHARE                 $      --       $      --       $      --       $     (0.28)

WEIGHTED AVERAGE COMMON
    SHARES OUTSTANDING                                                               1,918,878

See notes to combined financial statements.




                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                    COMBINED STATEMENTS OF CHANGES IN EQUITY


                                                                        21ST CENTURY WIRELESS GROUP, INC.
                                     Twin Cities    ------------------------------------------------------------------------
                                      3rd Mobile                                  Additional
                                      Associates      Shares                        Paid-in      Accumulated
                                       Capital        Issued         Amount         Capital        Deficit          Equity
                                    ------------    -----------    -----------    -----------    -----------     -----------
BALANCE, December 31, 1993          $ 6,112,964            --      $      --      $      --      $      --       $ 6,112,964

    Net loss                           (783,250)           --             --             --             --          (783,250)
                                    -----------     -----------    -----------    -----------    -----------     -----------

BALANCE, December 31, 1994            5,329,714            --             --             --             --         5,329,714

    Net loss                           (846,837)           --             --             --             --          (846,837)
                                    -----------     -----------    -----------    -----------    -----------     -----------

BALANCE, December 31, 1995            4,482,877            --             --             --             --         4,482,877

    Conversion of partnership
       capital to common stock
       (unaudited)                   (4,482,877)      1,650,000          1,650      4,481,227           --              --

    Issuance of common stock for
       accrued compensation
       (unaudited)                         --           159,000            159        388,716           --           388,875

    Issuance of common stock for
       the acquisition of SMC              --           201,000            201      1,127,409           --         1,127,610

    Net loss for six months
       ended June 30, 1996
       (unaudited)                         --              --             --             --         (533,363)       (533,363)
                                    -----------     -----------    -----------    -----------    -----------     -----------

BALANCE, June 30, 1996
    (unaudited)                     $      --         2,010,000    $     2,010    $ 5,997,352    $  (533,363)    $ 5,465,999
                                    ===========     ===========    ===========    ===========    ===========     ===========

See notes to combined financial statements.




                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                        COMBINED STATEMENTS OF CASH FLOWS

                                                          Year Ended                     Six Months
                                                         December 31,                  Ended June 30,
                                                ---------------------------    ----------------------------
                                                   1994            1995            1995            1996
                                                -----------    ------------    -----------     ------------
                                                                                        (Unaudited)
OPERATING ACTIVITIES
    Net loss                                   $  (783,250)    $  (846,837)    $  (480,026)    $  (533,363)
    Adjustments to reconcile net loss to
     net cash used by operating activities:
       Depreciation                                 52,057         115,853          61,500         106,780
       Amortization                                114,021         178,913          90,000         135,886
       Interest income amortized on short-
        term investments                           (24,428)           --              --              --
       Changes in operating assets and
        liabilities:
          Accounts receivable                      (33,260)          3,625          (7,392)        (75,844)
          Inventories                                 --           (22,864)           --           (38,318)
          Prepaid expenses and other                10,520           1,169           9,630           1,464
          Accounts payable                          19,947          33,073         (24,589)        116,534
          Accrued compensation                     300,000          88,875          32,000          55,000
          Accrued expenses - other                    --             5,830           3,856           7,671
                                               -----------     -----------     -----------     -----------
             Net cash used by
                operating activities              (344,393)       (442,363)       (315,021)       (224,190)
                                               -----------     -----------     -----------     -----------

INVESTING ACTIVITIES
    Proceeds from sale of short-term
       investments                               1,600,000            --              --              --
    Purchases of property and equipment           (363,069)       (252,115)       (214,867)       (271,516)
    Proceeds from sale of property and
       equipment                                   125,000            --              --              --
    Expenditures for intangible assets            (200,176)        (66,547)           --           (29,870)
    Expenditures for prepaid acquisition
       costs and other assets                         --          (168,041)           --           (31,082)
                                               -----------     -----------     -----------     -----------
             Net cash provided (used) by
                investing activities             1,161,755        (486,703)       (214,867)       (332,468)
                                               -----------     -----------     -----------     -----------

NET INCREASE (DECREASE) IN
    CASH AND CASH EQUIVALENTS                      817,362        (929,066)       (529,888)       (556,658)

CASH AND CASH EQUIVALENTS
    Beginning of period                            875,526       1,692,888       1,692,888         763,822
                                               -----------     -----------     -----------     -----------
    End of period                              $ 1,692,888     $   763,822     $ 1,163,000     $   207,164
                                               ===========     ===========     ===========     ===========

(continued)


See notes to combined financial statements.



                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                  COMBINED STATEMENTS OF CASH FLOWS (continued)


SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
    At December 31, 1994, property and equipment of $113,093 was acquired through open accounts payable, which were paid in 1995.

    During the six months ended June 30, 1996, the Company issued stock as payment for accrued compensation totaling $388,875.

    Effective January 1, 1996, the Company issued 201,000 shares of common stock and $450,000 of notes payable to Alan M. Hansel d/b/a SMC for substantially all of SMC's Specialized Mobile Radio equipment and licenses valued at $1,649,365 (Note 10). In connection with the acquisition, the Company paid $50,000 towards the purchase price and capitalized $21,755 in additional acquisition costs which were included in prepaid acquisition costs at December 31, 1995.

See notes to combined financial statements.




                      21ST CENTURY WIRELESS GROUP, INC. AND
                        TWIN CITIES 3RD MOBILE ASSOCIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                December 31, 1995


 1.    Description of the Company and Summary of Significant Accounting
       Policies -

       The Company

       Twin Cities 3rd Mobile Associates, a California general partnership (the Partnership), doing business as Minnesota Wireless, is a provider of Specialized Mobile Radio (SMR) wireless communications in Minnesota. 21ST CENTURY WIRELESS GROUP, INC. (21ST CENTURY) was formed as a result of the bankruptcy proceedings described in Note 3. As of December 31, 1995, 21ST CENTURY had 25,000,000 shares of $.001 par value common stock authorized and no shares issued or outstanding. Effective January 1, 1996, all assets and liabilities of the Partnership were transferred to 21ST CENTURY in exchange for 1,650,000 shares of its common stock and warrants to purchase 330,000 shares of additional common stock in 21ST CENTURY. The Partnership was dissolved upon the distribution of the stock to the partners.

       The combined financial statements (the Company) include the operations of the Partnership through December 31, 1995, and the operations of 21ST CENTURY beginning January 1, 1996. The Company began operations on June 6, 1994, and currently services approximately 4,000 subscriber units on 58 SMR channels in the Minneapolis and St. Paul, Minnesota area.

       Unaudited Interim Financial Statements

       In the opinion of management, the unaudited combined financial statements for the six months ended June 30, 1995 and 1996, are presented on a basis consistent with the audited combined financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation.

       The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.

       Net Loss Per Share

       Net loss per share is computed based upon the weighted average number of common and dilutive common equivalent shares outstanding during the period. Fully diluted and primary earnings per share are the same for each of the periods presented.

       Use of Estimates

       The preparation of these combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect certain reported amounts and disclosures at the date of and during the combined financial statements reporting periods. Actual results could differ from these estimates. The most significant areas which require the use of management's estimates relate to the initial appraisal values assigned to property and equipment and intangible assets, depreciable lives for property and equipment, and amortization periods for intangible assets.

       Revenue Recognition

       Revenue is recognized for air-time and other services during the period utilized.

       Cash Equivalents

       The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

       Inventories

       Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

       Property and Equipment

       Property and equipment are stated at the lower of cost or fair market value at the time of acquisition, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years.

       Intangible Assets

       Intangible assets are recorded at the lower of cost or fair market value at the time of acquisition, less accumulated amortization. Intangible assets, which are primarily FCC licenses, are amortized using the straight-line method over their estimated useful lives of twenty years.

       Income Taxes

       Income and losses of the Partnership are reported on the tax returns of the individual partners. Accordingly, no provision for income taxes is included in these combined financial statements at December 31, 1995. Beginning January 1, 1996, the Company is taxed as a corporation.


 2.    Formation of Partnership -

       During 1993, Digital Communications, Inc. (DCI) purchased certain radio frequencies and transmitting equipment in the Twin Cities metropolitan area. To finance the acquisition, DCI sold 1,650 units to approximately 1,100 partners of the Partnership at $8,000 per unit. In October 1993, DCI transferred cash to the Partnership totaling $2,500,000, a 75% interest in 57 radio channels, Federal Communication Commission (FCC) licenses, and transmitting equipment, as well as all related Partnership units. The FCC approved the transfer of the 57 radio channel licenses to the Partnership in June 1994.

       Subsequent to the transfer, the management of the Partnership determined that the fair market value of the assets received from DCI, excluding cash, was substantially less than the value represented by DCI (see Note
       8). The Federal Trade Commission requested an independent appraisal to determine the value of the assets acquired from DCI. The appraised value of the Partnership's 75% interest in the assets transferred, excluding cash, was estimated to be $3,645,000, using the discounted cash flow method. The appraisal was based on various assumptions including, among others, a 15% discount rate, converting to a digital system originally scheduled to be operational at the beginning of 1996 (which has been delayed), obtaining $22,500,000 of capital (70% equity and 30% debt) to build the system, paying operating expenses and debt obligations, and a residual value in the year 2003 based on ten times that year's operating cash flow.

       Capital contributions recorded by the Partnership reflect a reduction to the amount paid by the individual investors to DCI as follows:

                                                                   Unaudited
                                                                   ---------
             Total Partnership units sold by DCI
                (1,650 units at $8,000 per unit)                  $13,200,000
             Reduction of assets received by the Partnership
                to fair market value                                7,055,000
                                                                  -----------
             Capital contributed to the Partnership               $ 6,145,000
                                                                  ===========


 3.    Bankruptcy Proceedings -

       On February 24, 1995, several partners in the Partnership filed a petition for involuntary reorganization under Chapter 11 of the United States Bankruptcy Code. The bankruptcy court granted a petition for an order for relief in the bankruptcy proceedings on May 16, 1995, and signed the order confirming the Debtor's Plan of Reorganization, effective November 24, 1995. Pursuant to the Debtor's Plan of Reorganization, 21ST CENTURY was formed. Effective January 1, 1996, all assets and liabilities of the Partnership were transferred to 21ST CENTURY in exchange for 1,650,000 shares of common stock. The Partnership then distributed the stock and warrants to purchase 330,000 additional shares of common stock in 21ST CENTURY to the partners and dissolved the Partnership. This reorganization into a publicly traded corporate entity allows the new corporation a method to finance future acquisitions of other SMR frequencies in targeted markets, which is necessary to expand the marketplace that the Company currently operates.

       In connection with the bankruptcy proceedings, the Partnership incurred legal and professional fees totaling $62,541 which are included on the 1995 combined statement of operations as restructuring expenses.


 4.    Property and Equipment -

       Property and equipment consist of the following:

                                                 December 31,       June 30,
                                                     1995             1996
                                                -------------     -----------
                                                                  (Unaudited)

          Land                                  $    12,000       $    32,410
          Transmission equipment                  1,042,122         2,062,609
          Office furniture and equipment             77,312           142,920
                                                -----------       -----------
                                                  1,131,434         2,237,939
          Less accumulated depreciation             167,910           274,690
                                                -----------       -----------
                                                $   963,524       $ 1,963,249
                                                ===========       ===========

       In 1994, the Partnership purchased substantially all of the assets of a company for $250,000. Concurrently, the Partnership sold various equipment received to another company for $125,000. The Partnership allocated the net amount of the transaction to the assets retained, resulting in no gain or loss on the transaction.


 5.    Related Party Transactions -

       The Partnership reimbursed the nine members of the Management Committee for expenses and per diem while conducting Partnership business. Payments to the Management Committee for 1994 and 1995 were $180,289 and $187,065 (including $96,500 and $45,500 of per diem), respectively.

       The Partnership agreed to compensate the Management Committee for 8,300 hours spent on the business operations of the Partnership during 1994 and 1995. The Management Committee accepted 41,500 shares of common stock in 21ST CENTURY, with a fair market value of $332,000 at the time of the agreement, in lieu of cash payments. The accompanying combined financial statements include $300,000 and $32,000 as compensation for Management Committee time incurred in 1994 and 1995, respectively. The bankruptcy court approved the amounts of compensation.

       Later in 1995, various Management Committee members agreed to devote their efforts to the Partnership's bankruptcy proceedings and filings with the Securities and Exchange Commission (SEC). The members accepted 17,500 shares of common stock in 21ST CENTURY, with a fair market value at the time of the agreement totalling $56,875, as compensation for these services.


 6.    Leases -

       The Company leases space for its transmission equipment and office space under operating leases which expire at various dates through December 1999.

       At December 31, 1995, the approximate future minimum rental commitments under noncancellable leases are as follows:

                                       Year                Amount
                                       ----              ----------
                                       1996              $  115,500
                                       1997                 100,600
                                       1998                  91,400
                                       1999                  95,100
                                                         ----------
                                                         $  402,600
                                                         ==========

       Rent expense was approximately $77,800 and $159,600 for 1994 and 1995, respectively.


 7.    Commitments and Contingencies -




       Credit Risk

       The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant risk on cash and cash equivalents.

       Executive Security Plan

       The Company established an executive security plan to provide incentives for retaining a select group of employees who contribute materially to the future business success of the Company. Under this plan the Company authorized and issued 100,000 shares of common stock in 1996 to employees who provided management services to the Company.


 8.    Class Action Lawsuit -


       The Partnership and its partners commenced a class action lawsuit against DCI and others involved in promoting the Partnership. The lawsuit alleged various illegal acts in the promotion and sale of the Partnership units. In March 1996, management reached a settlement with DCI, subject to approval by a federal judge. Terms of the settlement include recovery of 92% of the remaining 25% interest in the assets retained by DCI in exchange for warrants to purchase 40,000 shares of 21ST CENTURY common stock. The warrants are exercisable for three years after initial public trading at the average closing bid price during the first 30 days of trading. Once approved by the federal judge, this settlement will increase the Partnership's total assets by approximately $1,118,000. Digital Communications of Denver, Inc., a related party of DCI, claims to own the 8% excluded from this settlement. The combined financial statements do not reflect the effects of this proposed settlement. 21ST CENTURY intends to account for this settlement, when finalized, as additional paid-in capital.

       The 1994 and 1995 combined statements of operations include legal fees for litigation against DCI and related matters of $93,440 and $118,206, respectively, which are classified as other expense.



 9.    Filing with the Securities and Exchange Commission -


       On February 13, 1996, 21ST CENTURY filed Form 10-SB "General Form for Registration of Securities of Small Business Issuers Under Section 12(b) or 12(g) of the Securities Act of 1934" with the SEC. This filing requests registration of 2,010,000 shares of common stock and warrants for the purchase of 402,000 shares of common stock of 21ST CENTURY. When registered, most of these shares and warrants will be used to satisfy all Partnership claims resulting from the bankruptcy proceedings (Note 3), acquire the assets of various companies (Note 10), pay accrued obligations to the Management Committee (Note 5), and acquire most of the remainder interest in assets (Note 8).


10.    Subsequent Events -


       SMC Acquisition


       Effective January 1, 1996, the Company acquired certain assets of Alan M. Hansel d/b/a SMC for $1,649,365 as follows:

             Cash                                             $    50,000
             Notes payable                                        450,000
             Common stock                                       1,127,610
             Additional costs of acquisition                       21,755
                                                              -----------
                                                              $ 1,649,365
                                                              ===========

       The acquisition was accounted for as a purchase and, accordingly, the combined statement of operations includes the results of operations of SMC since the acquisition. The purchase price was allocated to the assets acquired based on the estimated fair market values at the date of acquisition as follows:

             Property and equipment                           $   834,989
             FCC licenses                                         814,376
                                                              -----------
                                                              $ 1,649,365
                                                              ===========


       The notes payable to the proprietor require payments of $150,000 plus accrued interest at the date of closing and annually thereafter. The notes bear interest at 5% and are collateralized by the assets acquired from SMC.

       Peacock Acquisition

       Effective September 1, 1996, 21ST CENTURY acquired all assets and liabilities of Peacock for $640,760 as follows:

             Common Stock                                     $ 621,653
             Additional Costs of Acquisition                     19,107
                                                              ---------
                                                              $ 640,760
                                                              =========

       The acquisition was accounted for as a purchase and, accordingly, the combined statements of operations will include the results of operations after the acquisition. The purchase price was allocated to the assets acquired based on the estimated fair market values at the date of acquisition as follows:

             Cash                                             $     115
             Accounts receivable                                 69,203
             Inventories                                        149,897
             Prepaid expenses                                     4,370
             Property and equipment                             408,480
             FCC licenses                                       219,834
             Accounts payable                                   (70,788)
             Accrued expenses                                   (15,280)
             Notes payable                                     (125,071)
                                                              ---------
                                                              $ 640,760
                                                              =========

       In addition to the price of the acquisition, the Company has guaranteed a stock price on the open market of no less than $8 per share at an initial public offering. To the extent that the price at the time of an initial public offering is less than $8 per share, additional shares will be issued. At this time, that amount is not estimable.

       The following unaudited pro forma financial information shows the results of the Company as if the acquisitions had occurred at January 1, 1994. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated companies.


                                                1994              1995
                                             -----------      -----------
                                                     (Unaudited)


             Revenue                         $1,591,000       $1,539,000
             Net loss                        $ (862,000)      $ (967,000)





       Letters of Intent

       Subsequent to June 30, 1996, the Company signed letters of intent with two companies to acquire additional licenses and other business assets to expand the current market segment of the Company. The agreements require the Company to pay approximately $7,000,000 in stock and cash contingent upon the Company's successful completion of a stock offering.

       Warrants

       At December 31, 1995, the Company had 4,020 warrants outstanding to purchase 402,000 shares of common stock. In July 1996, the Company allowed stockholders to exercise their warrants during a 30-day period for $6 per share of common stock. During the 30-day period, the Company sold 61,800 shares of common stock for $370,800 in cash. Should the stock price, on the first date of public trading, cause the exercise price, adjusted for stock splits, to be less than $6 per share, the Company will refund the difference for warrants exercised during the 30-day period.

       In August 1996, two Directors used their accrued compensation, totalling $55,000 at June 30, 1996, as payment for the exercise of their warrants to purchase 7,300 shares of common stock. Also, Alan M. Hansel converted $60,600 of notes payable from the SMC acquisition as payment for the exercise of his warrants to purchase 10,100 shares of common stock.


       Litigation Settlement

       In September 1996, the federal judge approved a settlement with DCI (Note
       8) whereby DCI will forgo 92% of their 25% interest in the Company's assets in exchange for a release of all claims. DCI will also receive warrants to purchase 40,000 shares of common stock.



                                                                            FS.2


                          INDEPENDENT AUDITOR'S REPORT


To Alan M. Hansel
Southern Minnesota Communications
Waseca, Minnesota


We have audited the accompanying balance sheet of ALAN M. HANSEL, d/b/a SMC (a proprietorship), as of December 31, 1995, and the related statements of income and proprietor's capital and of cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALAN M. HANSEL, d/b/a SMC, as of December 31, 1995, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1995, in conformity with generally accepted accounting principles.




LURIE, BESIKOF, LAPIDUS & CO., LLP
Minneapolis, Minnesota


August 12, 1996




                                 ALAN M. HANSEL
                                    d/b/a SMC

                                  BALANCE SHEET
                                December 31, 1995




                                      ASSETS

CURRENT ASSETS
    Accounts receivable, net of allowance for doubtful
       accounts of $20,000                                      $   6,980
    Advance to owner                                               50,000
                                                                ---------
       TOTAL CURRENT ASSETS                                        56,980

PROPERTY AND EQUIPMENT                                            540,227
                                                                ---------
                                                                $ 597,207
                                                                =========



             LIABILITIES AND PROPRIETOR'S CAPITAL

CURRENT LIABILITIES
    Checks issued in excess of deposits                         $     465
    Current maturities of long-term debt                           54,599
    Accounts payable                                               10,714
    Accrued expenses                                                1,508
    Advance from related party                                     50,000
                                                                ---------
       TOTAL CURRENT LIABILITIES                                  117,286

LONG-TERM DEBT, net of current maturities                         117,520

PROPRIETOR'S CAPITAL                                              362,401
                                                                ---------
                                                                $ 597,207
                                                                =========

See notes to financial statements.




                                 ALAN M. HANSEL
                                    d/b/a SMC

                      STATEMENTS OF INCOME AND PROPRIETOR'S
                 CAPITAL Years Ended December 31, 1994 and 1995


                                     1994          1995
                                  ---------     ---------

REVENUE                           $ 285,191     $ 316,444

COST OF REVENUE                      47,668        40,708
                                  ---------     ---------

GROSS PROFIT                        237,523       275,736
                                  ---------     ---------

OPERATING EXPENSES
    Selling                             867         4,109
    General and administrative      161,981       183,064
                                  ---------     ---------
                                    162,848       187,173
                                  ---------     ---------

OPERATING INCOME                     74,675        88,563
                                  ---------     ---------

OTHER INCOME (EXPENSE)
    Office rent income               22,800        23,700
    Interest expense                (15,611)      (14,553)
                                  ---------     ---------
                                      7,189         9,147
                                  ---------     ---------

NET INCOME                           81,864        97,710

PROPRIETOR'S CAPITAL
    Beginning of year               270,524       307,971
    Contribution                        200          --
    Withdrawals                     (44,617)      (43,280)
                                  ---------     ---------
    End of year                   $ 307,971     $ 362,401
                                  =========     =========

See notes to financial statements.



                                 ALAN M. HANSEL
                                    d/b/a SMC

                            STATEMENTS OF CASH FLOWS
                     Years Ended December 31, 1994 and 1995

                                                                                1994          1995
                                                                             ---------     ---------
OPERATING ACTIVITIES
    Net income                                                               $  81,864     $  97,710
    Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation                                                             57,982        62,615
       Changes in operating assets and liabilities:
          Accounts receivable                                                    1,285         5,306
          Deposit                                                               (5,000)        5,000
          Accounts payable and accrued expenses                                    610         9,972
                                                                             ---------     ---------
             Net cash provided by operating activities                         136,741       180,603
                                                                             ---------     ---------

INVESTING ACTIVITIES
    Purchases of property and equipment                                        (50,358)      (86,057)
    Proceeds from sale of property and equipment                                  --           3,108
    Advance to owner                                                              --         (50,000)
                                                                             ---------     ---------
             Net cash used by investing activities                             (50,358)     (132,949)
                                                                             ---------     ---------

FINANCING ACTIVITIES
    Increase (decrease) in checks issued in excess
       of deposits                                                               1,141       (11,505)
    Proceeds from long-term debt                                                17,700        27,000
    Payments on long-term debt                                                 (60,807)      (69,869)
    Advance from related party                                                    --          50,000
    Capital contribution                                                           200          --
    Capital withdrawals                                                        (44,617)      (43,280)
                                                                             ---------     ---------
             Net cash used by financing activities                             (86,383)      (47,654)
                                                                             ---------     ---------
NET INCREASE IN CASH                                                              --            --

CASH
    Beginning of year                                                             --            --
                                                                             ---------     ---------
    End of year                                                              $    --       $    --
                                                                             =========     =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid for interest                                                   $  16,536     $  13,888

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
    The Company incurred a note payable to purchase property and
    equipment                                                                $    --       $  45,000

See notes to financial statements.




                                 ALAN M. HANSEL
                                    d/b/a SMC

                          NOTES TO FINANCIAL STATEMENTS



 1.    Nature of Business and Summary of Significant Accounting Policies -

       Nature of Business

       Alan M. Hansel, d/b/a SMC, a proprietorship (the Company), is primarily a provider of Specialized Mobile Radio (SMR) and Land Mobile Radio (LMR) wireless communications in Southeastern Minnesota and also sells and services wireless radios. The Company services approximately 1,500 subscriber units on 63 SMR channels and 73 LMR channels.

       Use of Estimates

       The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the financial statement reporting periods. Actual results could differ from these estimates.

       Personal Assets, Liabilities and Income Taxes

       The financial statements of the Company do not include the nonbusiness assets, liabilities, revenues and expenses of the proprietor, including the obligation or provision for income taxes on the net income.

       Revenue Recognition

       Revenue is recognized for air-time and other services during the period utilized. Revenue received in advance is deferred and recognized over the service period.

       Property, Equipment and Depreciation

       Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years.


 2.    Property and Equipment -

       Property and equipment consist of the following:

          Land                                               $  44,281
          Buildings and improvements                           177,000
          Equipment                                            761,658
          Vehicles                                               6,044
                                                             ---------
                                                               988,983
          Less accumulated depreciation                        448,756
                                                             ---------
                                                             $ 540,227
                                                             =========


 3.    Long-Term Debt -

       Long-term debt consists of the following:

          Prime plus 2% note payable to individuals, collateralized by real estate, due in monthly installments of $1,335,
          including interest, through December 2002.                                   $  85,626

          8% note payable to individuals, collateralized by real
          estate, due in monthly installments of $546, including
          interest, through October 2005.                                                 44,506

          Prime plus 2.5% note payable to bank, collateralized by substantially all assets of the Company, due in monthly installments of $1,200,
          including interest, through December 1996.                                      14,853

          10.5% revolving note payable to bank, collateralized by substantially all assets of the Company, due in monthly installments of $1,031,
          including interest, through December 1997.                                      12,210

          Prime plus 2% note payable to bank, collateralized
          by equipment, due on demand.                                                    14,924
                                                                                       ---------
                                                                                         172,119
          Less current maturities                                                         54,599
                                                                                       ---------
                                                                                       $ 117,520
                                                                                       =========

       The prime rate was 8.5% at December 31, 1995.



       Future maturities of long-term debt are as follows:


                                  Year                Amount
                               -----------          ---------
                                  1996              $  54,599
                                  1997                 13,659
                                  1998                 14,792
                                  1999                 16,021
                                  2000                 17,349
                               Thereafter              55,699
                                                    ---------
                                                    $ 172,119
                                                    =========



 4.    Lease Commitments -

       The Company leases space for its transmission equipment under operating leases which expire at various dates through April 2000. Some of the leases offer free SMR use to the lessor, valued at approximately $8,900, in exchange for a lease on the space for the transmission equipment. Many of the leases also contain terms of perpetuity or continual renewal, subject to termination by either party with sufficient notice.

       Future minimum lease payments are as follows:

                                   Year              Amount
                                   ----            ---------
                                   1996            $   5,700
                                   1997                3,000
                                   1998                2,400
                                   1999                1,200
                                   2000                  100
                                                    --------
                                                   $  12,400
                                                   =========

       Rent expense was approximately $22,800 and $26,900 for 1994 and 1995, respectively.


 5.    Related Party Transactions -

       The Proprietor of the Company is also the sole owner of a corporation which sells and services two-way and mobile radios. The corporation rents office space at two facilities owned by the Company. Rent charged the corporation by the Company for 1994 and 1995 was $19,200 each year. The Company was charged by the corporation $12,000 annually for 1994 and 1995 as a salary reimbursement for corporate employees who perform services for the Company.


 6.    Sale of Assets -

       Effective January 1, 1996, the Company sold certain of its business assets to 21ST CENTURY WIRELESS GROUP, INC (21ST CENTURY) for $50,000 cash upon closing, subsequent cash payments of $450,000 over two years, and common stock equal to 10% of the outstanding stock of 21ST CENTURY.



                                                                            FS.3

                         ACCOUNTANT'S COMPILATION REPORT


Board of Directors
21ST CENTURY WIRELESS GROUP, INC.
Burnsville, Minnesota


We have compiled the accompanying balance sheets of PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED as of December 31, 1995 and June 30, 1996, and the related statements of operations and retained earnings and of cash flows for each of the years in the two-year period ended December 31, 1995 and for the six months ended June 30, 1995 and 1996, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.




LURIE, BESIKOF, LAPIDUS & CO., LLP
Minneapolis, Minnesota


August 12, 1996




             PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED

                                 BALANCE SHEETS
                 Unaudited - See Accountant's Compilation Report


                                                                December 31,    June 30,
                                ASSETS                              1995          1996
                                                                -----------     --------
CURRENT ASSETS
    Cash and cash equivalents                                     $  3,841      $    115
    Accounts receivable (no allowance for doubtful accounts)        65,949        69,203
    Inventories                                                    179,697       227,504
    Other current assets                                            20,253        20,110
                                                                  --------      --------
       TOTAL CURRENT ASSETS                                        269,740       316,932

PROPERTY AND EQUIPMENT                                              69,055        59,980
                                                                  --------      --------
                                                                  $338,795      $376,912
                                                                  ========      ========


                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Current maturities of long-term debt                          $ 12,381      $ 11,396
    Accounts payable                                                33,949        70,788
    Accrued expenses                                                 9,632        10,280
    Advance from 21ST CENTURY                                       55,000        55,000
                                                                  --------      --------
       TOTAL CURRENT LIABILITIES                                   110,962       147,464
                                                                  --------      --------

LONG-TERM DEBT, net of current maturities                           59,566        63,675
                                                                  --------      --------

STOCKHOLDERS' EQUITY
    Common stock                                                    25,000        25,000
    Retained earnings                                              143,267       140,773
                                                                  --------      --------
                                                                   168,267       165,773
                                                                  --------      --------
                                                                  $338,795      $376,912
                                                                  ========      ========

See note to unaudited financial statements.




             PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                 Unaudited - See Accountant's Compilation Report


                                          Year Ended                 Six Months
                                         December 31,              Ended June 30,
                                  ------------------------    ------------------------
                                     1994          1995          1995          1996
                                  -----------   ----------    ----------    ----------
REVENUE                           $1,028,272    $  712,465    $  416,666    $  319,089

COST OF REVENUE                      587,046       425,518       252,563       169,187
                                  ----------    ----------    ----------    ----------

GROSS PROFIT                         441,226       286,947       164,103       149,902
                                  ----------    ----------    ----------    ----------

OPERATING EXPENSES
    Selling                           11,236         9,685        10,339         5,387
    General and administrative       350,566       267,659       137,704       140,947
                                  ----------    ----------    ----------    ----------
                                     361,802       277,344       148,043       146,334
                                  ----------    ----------    ----------    ----------

INCOME FROM OPERATIONS                79,424         9,603        16,060         3,568

OTHER EXPENSES                         6,194         8,366         2,813         6,062
                                  ----------    ----------    ----------    ----------

INCOME (LOSS) BEFORE INCOME
    TAXES                             73,230         1,237        13,247        (2,494)

INCOME TAX PROVISION                  15,000           300         3,000          --
                                  ----------    ----------    ----------    ----------

NET INCOME (LOSS)                     58,230           937        10,247        (2,494)

RETAINED EARNINGS
    Beginning of period               84,100       142,330       142,330       143,267
                                  ----------    ----------    ----------    ----------
    End of period                 $  142,330    $  143,267    $  152,577    $  140,773
                                  ==========    ==========    ==========    ==========

See note to unaudited financial statements.




             PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED

                            STATEMENTS OF CASH FLOWS
                 Unaudited - See Accountant's Compilation Report


                                                                 Year Ended                Six Months
                                                                December 31,             Ended June 30,
                                                         -----------------------     -----------------------
                                                            1994          1995          1995          1996
                                                         ---------     ---------     ---------     ---------
OPERATING ACTIVITIES
    Net income (loss)                                    $  58,230     $     937     $  10,247     $  (2,494)
    Adjustments to reconcile net income (loss) to net
     cash provided (used) by operating activities:
       Depreciation                                         37,210        20,000        10,000        10,000
       Changes in operating assets and
        liabilities:
          Accounts receivable                              105,372        68,424        34,047        (3,254)
          Inventories                                      (26,894)      (87,617)      (80,250)      (47,807)
          Other current assets                                (483)        5,303        (1,120)          143
          Accounts payable                                 (82,131)      (16,372)       (7,795)       36,839
          Accrued expenses                                   9,317       (19,011)      (14,256)        5,648
                                                         ---------     ---------     ---------     ---------
             Net cash provided (used) by operating
                activities                                 100,621       (28,336)      (49,127)         (925)
                                                         ---------     ---------     ---------     ---------

INVESTING ACTIVITIES
    Purchases of property and equipment                    (14,310)      (35,714)         (634)         (925)
                                                         ---------     ---------     ---------     ---------

FINANCING ACTIVITIES
    Proceeds from long-term debt                              --          55,000        80,000          --
    Advance from 21ST CENTURY                                 --          55,000          --            --
    Payments on long-term debt                            (150,458)      (49,732)      (34,672)       (1,876)
                                                         ---------     ---------     ---------     ---------
             Net cash provided (used) by financing
                activities                                (150,458)       60,268        45,328        (1,876)
                                                         ---------     ---------     ---------     ---------


NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                       (64,147)       (3,782)       (4,433)        3,726


CASH AND CASH EQUIVALENTS
    Beginning of period                                     71,770         7,623         7,623         3,841
                                                         ---------     ---------     ---------     ---------
    End of period                                        $   7,623     $   3,841     $   3,190     $     115
                                                         =========     =========     =========     =========



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid for:
       Interest                                          $   6,194     $   8,366     $   2,813     $   6,062
       Income taxes                                         15,000           300         3,000          --

See note to unaudited financial statements.




             PEACOCK'S RADIO & WILD'S COMPUTER SERVICE, INCORPORATED

                     NOTE TO UNAUDITED FINANCIAL STATEMENTS
                 Unaudited - See Accountant's Compilation Report


 1.    Nature of Business and Summary of Significant Accounting Policies -

       Nature of Business

       Peacock's Radio & Wild's Computer Service, Incorporated (the Company), is a provider of Specialized Mobile Radio (SMR) wireless communications in Memphis, Tennessee. The Company services approximately 1,000 subscriber units on 90 SMR channels in the Memphis area.

       Use of Estimates

       The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the financial statement reporting periods. Actual results could differ from these estimates.

       Revenue Recognition

       Revenue is recognized for air-time and other services during the period utilized and for sales of equipment when delivered.

       Cash Equivalents

       The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

       Property, Equipment and Depreciation

       Property and equipment are stated at the lower of cost or fair market value at the time of acquisition, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years.

       Unaudited Financial Statements

       In the opinion of management, the unaudited financial statements for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996, reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation.

       The results of operations for the six months ended June 30, 1996, are not necessarily indicative of the results to be expected for the entire year.



                                                                            FS.4



                        21ST CENTURY WIRELESS GROUP, INC.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  June 30, 1996

                                                                     Peacock's
                                                    21st          Radio & Wild's
                                                  CENTURY            Computer
                                                  WIRELESS           Service,                               Pro Forma
                                                 GROUP, INC.       Incorporated        Adjustments          Combined
                                                 -----------      --------------       -----------          ---------

                  ASSETS
CURRENT ASSETS                                   $   380,822        $   316,932       $   (93,347)(a)      $   599,407
                                                        --                 --              (5,000)(b)             --


PROPERTY AND EQUIPMENT                             1,963,249             59,980           348,500 (c)        2,371,729

INTANGIBLE AND OTHER ASSETS                        3,828,108               --             (55,000)(b)        3,973,835
                                                        --                 --             200,727 (c)             --
                                                 -----------        -----------       -----------          -----------
                                                 $ 6,172,179        $   376,912       $   395,880          $ 6,944,971
                                                 ===========        ===========       ===========          ===========


          LIABILITIES AND EQUITY

CURRENT LIABILITIES                              $   406,180        $   147,464       $   (60,000)(b)      $   493,644

LONG-TERM DEBT, net of current maturities            300,000             63,675              --                363,675

EQUITY                                             5,465,999            165,773           (93,347)(a)        6,087,652
                                                        --                 --             549,227 (c)             --
                                                 -----------        -----------       -----------          -----------
                                                 $ 6,172,179        $   376,912       $   395,880          $ 6,944,971
                                                 ===========        ===========       ===========          ===========



       (a)    To remove assets excluded from the purchase of Peacock.
       (b) To eliminate the intercompany advances from 21ST CENTURY to Peacock.
       (c) To reflect the purchase of Peacock as if the acquisition occurred on June 30, 1996.

See notes to unaudited pro forma combined condensed financial statements.




                        21ST CENTURY WIRELESS GROUP, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1996


                                                         Peacock's
                                        21st           Radio & Wild's
                                      CENTURY            Computer
                                      WIRELESS            Service,                               Pro Forma
                                     GROUP, INC.        Incorporated        Adjustments          Combined
                                     -----------       --------------       -----------         -----------
REVENUE                              $   734,976         $   319,089         $      --          $ 1,054,065

COST OF REVENUE                          408,638             169,187                --              577,825
                                     -----------         -----------         -----------        -----------

GROSS PROFIT                             326,338             149,902                --              476,240

OPERATING EXPENSES                       864,557             146,334              25,000 (a)      1,035,891
                                     -----------         -----------         -----------        -----------


INCOME (LOSS) FROM OPERATIONS           (538,219)              3,568             (25,000)          (559,651)


OTHER INCOME (EXPENSES)                    4,856              (6,062)               --               (1,206)
                                     -----------         -----------         -----------        -----------


NET LOSS                             $  (533,363)        $    (2,494)        $   (25,000)       $  (560,857)
                                     ===========         ===========         ===========        ===========

NET LOSS PER SHARE                                                                              $      (.28)

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                                                                                     2,027,628

(a) To record additional depreciation and amortization on Peacock's assets as if the acquisition occurred on January 1, 1995.


See notes to unaudited pro forma combined condensed financial statements.




                        21ST CENTURY WIRELESS GROUP, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                          Year Ended December 31, 1995


                                                                       Peacock's
                                  21st               Alan M.         Radio & Wild's
                                CENTURY              Hansel             Computer
                                WIRELESS              d/b/a             Service,                               Pro Forma
                               GROUP, INC.             SMC            Incorporated        Adjustments          Combined
                               -----------         -----------       --------------       -----------         -----------
REVENUE                        $   509,778         $   316,444        $   712,465         $      --           $ 1,538,687

COST OF REVENUE                     97,952              40,708            425,518                --               564,178
                               -----------         -----------        -----------         -----------         -----------

GROSS PROFIT                       411,826             275,736            286,947                --               974,509

OPERATING EXPENSES               1,130,075             187,173            277,344             219,000 (a)       1,813,592
                               -----------         -----------        -----------         -----------         -----------

INCOME (LOSS) FROM
    OPERATIONS                    (718,249)             88,563              9,603            (219,000)           (839,083)

OTHER INCOME (EXPENSES)           (128,588)              9,147             (8,666)               --              (128,107)
                               -----------         -----------        -----------         -----------         -----------

NET INCOME (LOSS)              $  (846,837)        $    97,710        $       937         $  (219,000)        $  (967,190)
                               ===========         ===========        ===========         ===========         ===========

NET LOSS PER SHARE                                                                                            $      (.49)

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                                                                                                    1,959,750


(a) To record additional depreciation and amortization on SMC's and Peacock's assets as if the acquisition occurred on January 1, 1995.

See notes to unaudited pro forma combined condensed financial statements.



                        21ST CENTURY WIRELESS GROUP, INC.

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

 1.    Basis of Presentation -


       The preceding unaudited pro forma combined condensed balance sheet as of June 30, 1996 represents the audited balance sheet of 21ST CENTURY WIRELESS GROUP, INC. (21ST CENTURY) and the unaudited balance sheet of Peacock's Radio & Wild's Computer Service, Incorporated (Peacock), as if they had been combined on June 30, 1996, adjusted as described in the accompanying notes. The preceding unaudited pro forma combined condensed statements of operations for the year ended December 31, 1995 and for the six months ended June 30, 1996, represent the audited statements of operations of 21ST CENTURY, Twin Cities 3rd Mobile Associates (TC3M) and Alan M. Hansel d/b/a SMC (SMC) and the unaudited statements of operations of Peacock, as if the operations of 21ST CENTURY, TC3M, SMC and Peacock had been combined since January 1, 1995, adjusted as described in the accompanying notes. The acquisitions of SMC and Peacock are treated as purchases for accounting purposes.


       21ST CENTURY was formed as a result of the bankruptcy proceedings described in the footnotes to the 21ST CENTURY combined financial statements. As of December 31, 1995, 21ST CENTURY had 25,000,000 shares of $.001 par value common stock authorized and no shares issued or outstanding. Effective January 1, 1996, all assets and liabilities of TC3M were transferred to 21ST CENTURY in exchange for 1,650,000 shares of its common stock and warrants to purchase 330,000 shares of additional common stock in 21ST CENTURY. TC3M distributed the stock to the partners of TC3M and the partnership was dissolved.

       The following statements do not purport to be indicative of the results that would have been achieved if the assets of TC3M had been transferred to 21ST CENTURY and the acquisitions of SMC and Peacock had been consummated as of January 1, 1995, or of the results that may be achieved in the future. The statements of operations should be read in conjunction with the audited financial statements of 21ST CENTURY and TC3M and of SMC and the unaudited financial statements of Peacock, all appearing elsewhere in this Registration.



2.     Acquisitions

       SMC

       Effective January 1, 1996, 21ST CENTURY acquired certain assets of SMC for $1,649,365 as follows:

             Cash                                             $    50,000
             Notes payable                                        450,000
             Common stock                                       1,127,610
             Additional costs of acquisition                  $    21,755
                                                              -----------
                                                              $ 1,649,365
                                                              ===========


       This acquisition was accounted for as a purchase and, accordingly, the combined condensed statement of operations includes the results of operations of SMC since the date of acquisition. The purchase price was allocated to the assets acquired based on the estimated fair market values at the date of acquisition as follows:

             Property and equipment                           $   834,989
             FCC licenses                                         814,376
                                                              -----------
                                                              $ 1,649,365
                                                              ===========

       Peacock

       Effective September 1, 1996, 21ST CENTURY acquired all assets and liabilities of Peacock for $640,760 as follows:

             Common Stock                                     $ 621,653
             Additional costs of acquisition                  $  19,107
                                                              ---------
                                                              $ 640,760
                                                              =========

       The acquisition was accounted for as a purchase and, accordingly, the combined condensed statements of operations will include the results of operations after the date of acquisition. The purchase price was allocated to the assets acquired based on the estimated fair market values at the date of acquisition as follows:

             Cash                                             $     115
             Accounts receivable                                 69,203
             Inventories                                        149,897
             Prepaid expenses                                     4,370
             Property and equipment                             408,480
             FCC licenses                                       219,834
             Accounts payable                                   (70,788)
             Accrued expenses                                   (15,280)
             Notes payable                                     (125,071)
                                                              ---------
                                                              $ 640,760
                                                              =========

3.     Income Taxes

       There is no pro forma adjustment for the income taxes as the Company will not realize the benefit of the historical losses.